UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

GIGOPTIX INC.

(Exact name of registrant as specified in its charter)

Delaware	26-2439072
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

130 Baytech Drive, San Jose, CA 95134

(Address of principal executive offices, including zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates (if applicable):  N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

EXPLANATORY NOTE

Immediately before the completion of the merger of GigOptix LLC, predecessor to GigOptix, Inc. (the “Company”), with Lumera Corporation (“Lumera”), the common stock of Lumera was registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of December 9, 2008, in connection with the completion of such merger transactions, Lumera’s common stock, par value $0.001 per share, was deemed registered under Section 12(g) of the Exchange Act by operation of paragraph (a) of Rule 12g-3 under the Exchange Act. As a result, the Company has succeeded to the reporting status of Lumera under the Exchange Act and hereby reports this succession in accordance with Rule 12g-3(f) under the Exchange Act.

Item 1.	Description of Registrant’s Securities to be Registered.

On December 16, 2011, the Board of Directors (the “Board”) of the Company adopted a Rights Agreement dated as of December 16, 2011, (the “Rights Agreement”), between the Company and the American Stock Transfer & Trust Company, LLC, as Rights Agent. In connection with the Rights Agreement, the Board declared a dividend to the stockholders of record of the Company’s common stock, par value $0.001 per share (the “Common Stock”), as of the close of business on January 6, 2012 (the “Record Date”) of a right to purchase preferred stock (a “Right”) for each share of Common Stock outstanding.

The Rights will also attach to each share of Common Stock issued by the Company between the Record Date and the earlier of the Distribution Date (as defined below) or the expiration date of the Rights Agreement. The Rights will expire on December 16, 2014, unless earlier redeemed or exchanged by the Company. The description and terms of the Rights are set forth in the Rights Agreement. A summary of the terms of the Rights Agreement, as provided in Exhibit A to the Rights Agreement, will be provided to shareholders following the Record Date.

Each Right entitles the holder thereof (except as described below) to purchase from the Company one one-thousandth of a share of Series A Junior Preferred Stock, par value $0.001 per share (the “Series A Junior Preferred Stock”), of the Company at a price (the “Purchase Price”) of $8.50 per one one-thousandth of a share of Series A Junior Preferred Stock, subject to purchase price adjustments as set forth in the Rights Agreement.

The rights will be triggered upon the earlier of (such date, the “Distribution Date”):

(i)	10 days (or, if later, the close of business on the Record Date) following the public announcement that a person or group of affiliated or associated persons (or persons acting in concert) has become an Acquiring Person (as defined below), or

(ii)	10 business days (or, if later, the close of business on the Record Date, or such later date as the Board may determine prior to such time as any becomes an Acquiring Person) following the commencement of, or first public announcement of an intention to make, a tender or exchange offer which would result in a person or group becoming an Acquiring Person.

An “Acquiring Person” is any person who, together with persons with whom it collectively shares beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, or with persons with whom it acts in concert, and their respective affiliates and associates, is or becomes the owner of 10% or more of the Company’s outstanding shares of Common Stock after the announcement of the Rights Agreement. However, any person or group beneficially owning 10% or more of the Company’s outstanding shares of Common Stock as of the public announcement of the Rights Agreement will not become an Acquiring Person unless and until an additional 1% of the Common Stock is acquired. The Board retains the right to determine that a person or group who would otherwise become an Acquiring Person under the Rights Agreement has done so inadvertently, provided that the person or group also divests a sufficient number of shares of Common Stock to cease to be an Acquiring Person.

Under the Rights Agreement, a person will be deemed to “act in concert” with another person if the persons knowingly act, whether or not under an express agreement or understanding, in concert with each other or towards a common goal relating to the Company’s management, governance or control. Each person must be aware of the other’s conduct and intent, and there must be evidence at least of one other element of an intent to act in concert or in parallel with the other. Further, the Rights Agreement provides that a person shall be deemed to “beneficially own” any securities which are the subject of a derivative transaction, or derivative security acquired by such person, which gives such person the economic equivalent of ownership (synthetic ownership) of such securities due to the fact that the value of the derivative is explicitly determined by reference to the price or value of such securities. The person shall be deemed to beneficially own (without duplication) the number of shares of Common Stock that are synthetically owned pursuant to such derivative transaction or such derivative securities.

Until the Distribution Date (unless the Rights earlier expire or are redeemed, as described below), the Rights will be evidenced only by the Common Stock share certificates to which they attach and will be transferred only with the shares of Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date, and at such time, these separate Rights Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. In the event that a person or group becomes an Acquiring Person, each holder of a Right (other than any Acquiring Person and certain related parties, whose Rights automatically become null and void) will have the right to receive, upon exercise, Common Stock having a value equal to two times the Purchase Price of the Rights. If an insufficient number of shares of Common Stock is available for issuance, the Board will substitute cash, property or other securities (including shares of Series A Junior Preferred Stock) of the Company for the Common Stock.

In the event that after a person or group becomes an Acquiring Person the Company is acquired in a merger or other business combination, or 50% or more of the Company’s consolidated assets or earning power are transferred, each holder of a Right will have the right to receive, upon exercise at the then current Purchase Price, the number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the Purchase Price.

On or after the Distribution Date, the Board may choose to exchange all or part of the Rights (other than Rights that have become void) at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series A Junior Preferred Stock, per Right, subject to adjustment (the “Exchange Ratio”).

Prior to the Distribution Date (unless the Rights earlier expire), the Board may redeem all (but not less than all) Rights at a price of $0.0001 per share, subject to adjustment (the “Redemption Price”). Upon the Board’s redemption of the Rights, the only right of the holders of Rights will be to receive the Redemption Price.

The Purchase Price payable and the number of Series A Junior Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution that may occur as the result of certain events, including among others, a stock dividend, stock split or a reclassification of the Series A Junior Preferred Stock. However, no adjustments to the Purchase Price or number of Rights under the Rights Agreement will be made in connection with the reverse stock split authorized by the Company’s stockholders at the Annual Meeting on November 15, 2011.

Until the Rights are exercised, holders of Rights have no rights as stockholder of the Company, and will not have the right to vote or receive dividends.

The Board has exclusive power and authority to administer, and make interpretations and determinations under, the Rights Agreement. The Company may amend the terms of the Rights Agreement in its sole discretion and without the consent of the holders of the Rights in order to, among other purposes, change or supplement the Rights Agreement in a way that the Company deems necessary or advisable, so long as such amendment does not adversely affect the interests of the holders of the Rights Certificates.

The Certificate of Designation of Series A Junior Preferred Stock, filed with the Secretary of State of the State of Delaware on December 19, 2011, sets forth the rights, preferences and privileges of the Series A Junior Preferred Stock. Three hundred thousand shares of Series A Junior Preferred Stock have been authorized for issuance. Each share of Series A Junior Preferred Stock will:

•	not be redeemable;

•

in the event of a declaration of a dividend on the Common Stock, entitle the holder to receive a preferential quarterly dividend equal to the greater of $1.00 or an amount equal to 1,000 times the aggregate per share amount of all cash dividends, plus 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends and other distributions (other than in shares of Common Stock), declared on the Common Stock;

•	entitle the holder to 1,000 votes on all matters submitted to the vote of the holders of the Common Stock; and

•

entitle the holder to receive upon liquidation of the Company, a preferential liquidation payment of the greater of $1,000, plus accrued and unpaid dividends, or the amount to be received by a holder of 1,000 shares of Common Stock.

The foregoing description of the Rights Agreement, the Rights and the Series A Junior Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation and the Rights Agreement (including the form of Rights Certificate) which have been filed as Exhibit 3.1 and Exhibit 4.1, respectively, to this Form 8-A and incorporated into this Item 1.01 by reference.

Item 2.	Exhibits.

Exhibit 3.1	Certificate of Designation of Series A Junior Preferred Stock, filed December 19, 2011.

Exhibit 4.1	Rights Agreement, dated as of December 16, 2011, between GigOptix, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, including the Summary of Rights as Exhibit A, the Form of Rights Certificate as Exhibit B and the Certificate of Designation of Series A Junior Preferred Stock as Exhibit C.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GIGOPTIX, INC.

By:	/s/ Dr. Avi Katz
Name:	Dr. Avi Katz
Title:	Chief Executive Officer

Date: December 22, 2011

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 3.1	Certificate of Designation of Series A Junior Preferred Stock, filed December 19, 2011.

Exhibit 4.1	Rights Agreement, dated as of December 16, 2011, between GigOptix, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, including the Summary of Rights as Exhibit A, the Form of Rights Certificate as Exhibit B and the Certificate of Designation of Series A Junior Preferred Stock as Exhibit C.